ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«07th» May 2008г.

№ 46-12-173

[redacted]

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on the results of OJSC "Surgutneftegas'" Annual General Shareholders' Meeting published by press service of OJSC "Surgutneftegas" on the 4th of May, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Vladislav Kuzovov, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 2 pages.

Sincerely yours,

Andrey N. Serebryakov

Securities Division
Deputy Head

dw 5/21

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс (3462) 42-64-94, 42-64-95

«07» мая 200 8 г.

№ 46-12-173

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении пресс-релиза
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам информационное сообщение пресс-службы ОАО «Сургутнефтегаз» от 04 мая 2008 г. по результатам проведения годового общего собрания акционеров ОАО «Сургутнефтегаз».

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Владислава Кузовова, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 л. в 1 экз.

С уважением,

Заместитель начальника
управления ценных бумаг — А.Н.Серебряков

Колесникова
(7 3462) 42 65 02

SURGUTNEFTEGAS HOLDS ITS AGM

On April 30, 2008 OJSC "Surgutneftegas" held its Annual General Shareholders' Meeting.

Vladimir Bogdanov, Director General, reported on the Company's business results in 2007. He stated that Surgutneftegas has been performing in a new economic status of an open joint stock company for the last 15 years and has become a sound energy company with a great number of upstream and downstream projects.

Vladimir Bogdanov stressed also that today Surgutneftegas is a geographically diversified company operating far beyond the West Siberian oil province. As of the end of 2007, the Company's resource base included 125 license areas in 10 constituent entities of the Russian Federation in three gas and oil provinces: West Siberian, East Siberian, and Timano-Pechora provinces. Surgutneftegas accounts for more than 13% of oil production, 9% of oil refinery, 23% of the total production drilling and more than 19% of exploratory drilling in the sector.

In the reporting year, the Company's crude oil output and C1 category recoverable reserves growth totaled 64.5 and 77 mn tons, respectively. The capital investments in the upstream sector increased by 29% against the previous year to RUR 86 bn. In 2007, exploration drilling amounted to 167.5 thousand meters. The average producing well stock reached 16,308 wells.

Throughout 2007, the Company added three oil fields to its development portfolio, - the Severo-Tonchinskoye, Yuzhno-Soimlorskoye and Novonadymskoye fields. We also discovered Vostochno-Alinskoye and Severo-Talakanskoye fileds.

Surgutneftegas created the entire production infrastructure in Eastern Siberia. In 2007, accumulated investments in the region amounted to RUR 62 bn. In the current year, the actual commissioning of the Talakanskoye field is planned subject to the start-up date of the Eastern Siberia– Pacific Ocean (ESPO) pipeline.

The Company's mid-range program represents stabilization of the achieved production output in Western Siberia concurrent with creation of two new oil centers in Nenetsky Autonomous Okrug and Eastern Siberia, as well as entrance into other regions.

Associated petroleum gas output in 2007 totaled 14.1 bcm, gas utilization ratio was 94.3%, which is one of the best figures in the industry. Power generation by the Company's gas turbine and gas piston plants in the previous year increased by 31% and reached almost 2.5 bn kWh.

Gas processing grew by 31% against the previous year to 6.9 bcm. We produced 6.6 bcm of commercial gas and more than 660 thous. tons of liquid hydrocarbons.

In 2007, the Company processed approximately 20 mn tons of hydrocarbons and invested over RUR 8 bn per year in renewal of the refinery's assets and construction of the deep oil refining complex based on residue hydrocracking. Turnover of marketing subsidiaries in the reporting year went up by 8.9% and now exceeds 1 mn tons of petroleum products per year.

Environmental financing in 2007 soared by 48% to almost RUR 17.4 bn.

The Company's net revenue increased by 19% compared with the previous year and amounted to almost RUR 596 bn. Net profit grew by 15% to RUR 88.6 bn.

"We have gone a long way," said Vladimir Bogdanov in conclusion, "but the tasks we are facing are as ambitious as before, including development of new oil and gas provinces where the scope of works is comparable with the development of Western Siberia in the 1960s - 1970s, and refining projects to create the largest and most advanced refinery in Europe".

The General Shareholders' Meeting covered all agenda items and approved the annual report and annual accounting statements of OJSC "Surgutneftegas", including profit and loss accounts for 2007.

The Meeting resolved to approve distribution of profit (loss) of OJSC "Surgutneftegas" for 2007, including payment (declaration) of dividends, approval of the size, form, schedule and procedure of dividend payment on shares of each category. Dividend payment for 2007 was declared as follows: RUR 0.82 for a preferred share of OJSC "Surgutneftegas" and RUR 0.6 for an ordinary share of OJSC "Surgutneftegas". The total amount of dividends at reporting year end will exceed 31% of net profit. Dividends are paid in accordance with the procedure recommended by the Board of Directors.

The Meeting also elected the following Board of Directors: Sergei Ananiev, Vladimir Bogdanov, Alexander Bulanov, Igor Gorbunov, Vladislav Druchinin, Vladimir Erokhin, Nikolai Matveev, Nikolai Medvedev and Alexander Rezyapov.

Limited Liability Company "Rosexpertiza" was approved as the Auditor of OJSC "Surgutneftegas" for 2008.

The Meeting passed the following resolution on "Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (in compliance with the Federal Law of the Russian Federation "On Joint Stock Companies", Item 6): "To approve transactions which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated parties in the course of general business activity of OJSC "Surgutneftegas", provided that the above mentioned transactions comply with the following requirements: the transaction is aimed at performing the types of activities stipulated by the Charter of OJSC "Surgutneftegas", and the amount of such transaction is within the amount of the transaction the individual executive body of OJSC "Surgutneftegas" is entitled to perform in compliance with the Federal Law "On Joint Stock Companies". This resolution remains valid till OJSC "Surgutneftegas" Annual General Shareholders' Meeting for 2008".

Press Service of OJSC "Surgutneftegas"

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«06th» May 2008г.

№ 46-12-171

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the information on significant facts "Information on resolutions of general meetings" and "Information on accrued yield on the Issuer's securities" dated May, 4th, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 7 pages.

Sincerely yours,

Andrey N. Serebryakov

Securities Division
Deputy Head

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«06» мая 2008 г. № 46-12-171

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщения о существенном факте «Сведения о решениях общих собраний» и «Сведения о начисленных доходах по ценным бумагам эмитента» от 04 мая 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 7 л. в 1 экз.

С уважением,

Заместитель начальника
управления ценных бумаг А.Н.Серебряков

Колесникова
(7 3462) 42 65 02

RECEIVED
2008 ... 20 A 1:19
CORPORATE ...

Information on the significant fact
"Information on accrued yield on the Issuer's securities"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content
2.1. Class, category (type), series and other identifying attributes of registered securities: ***ordinary and preferred non-documentary registered shares of OJSC "Surgutneftegas".***
2.2. Issues state registration numbers, state registration date: ***ordinary shares: 1-01-00155-A as of June 24, 2003;*** ***preferred shares: 2-01-00155-A as of June 24, 2003.***
2.3. Registering body that has registered the securities issue: ***Federal Securities Commission of Russia.***
2.4. The Issuer's managing body which adopted a resolution to pay dividends on the Issuer's shares: ***annual general shareholders' meeting of OJSC "Surgutneftegas".***
2.5. Date when the resolution to pay dividends was adopted: ***April 30, 2008.***
2.6. Date when the minutes of the general shareholders' meeting of OJSC "Surgutneftegas" were drawn: ***May 04, 2008.***
2.7. Total amount of dividends accrued on the Issuer's shares of a certain category (type): ***RUR 21,436 mn for ordinary shares;*** ***RUR 6,316 mn for preferred shares;*** Amount of dividend accrued on one share of a certain category (type): ***RUR 0.60 per an ordinary share;*** ***RUR 0.82 per a preferred share.***
2.8. Method of yield payment on the Issuer's securities: ***Funds.***
2.9. Dividend payment end date: ***30.06.2008.***

2.10. Total amount of dividends paid on the Issuer's shares: ***RUR 0.00.***

3. Signature
3.1. ***Director General*** ***OJSC "Surgutneftegas"*** ____________________ ***Vladimir L. Bogdanov***
3.2. Date May 04, 2008 Stamp

Information on the significant fact
"Information on resolutions of general meetings"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content

2.1. Type of the general meeting (annual, extraordinary): ***annual***

2.2. Form of the general meeting: ***a meeting (the joint presence of shareholders to discuss the items on the meeting's agenda and adopt resolutions on the items put to the vote)***

2.3. Date of the general meeting: ***April 30, 2008***

Venue of the meeting: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***

2.4. Quorum of the general meeting:

The number of votes belonging to the shareholders as of the record date (March 14, 2008) was:

- 35,725,472,706 votes on Items 1, 2, 3, 5, 6 and 7 of the Meeting's agenda;

- 321,529,254,354 votes on Item 4 of the Meeting's agenda;

The number of votes belonging to the persons who participated in the Meeting was:

- 31,408,778,751 votes on Items 1, 2, 3, 5, 6 and 7 of the Meeting's agenda;

- 282,679,008,759 votes on Item 4 of the Meeting's agenda;

In accordance with the Law of the Russian Federation "On Joint Stock Companies", the Meeting had a quorum on all items of the Meeting's agenda.

2.5. Items put to the vote and the results of the vote:

1. Approval of OJSC "Surgutneftegas" annual report for 2007.

2. Approval of the annual accounting records of OJSC "Surgutneftegas", including the profit and loss account for 2007.

3. Approval of distribution of profit (loss) of OJSC "Surgutneftegas" for 2007, including the dividend payment (declaration), approval of the size, form, period, and scheme of dividend payment on shares of each category.

4. Electing members of OJSC "Surgutneftegas" Board of Directors.

5. Electing members of OJSC "Surgutneftegas" Auditing Committee.

6. Approval of the Auditor of OJSC "Surgutneftegas".

7. Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (in conformity with the Federal Law of the RF "On Joint Stock Companies", Article 83, Item 6).

The results of the vote by ballot papers on Item 1:

- *number of affirmative votes is 31,312,565,131;*
- *number of negative votes is 1,216,750;*
- *number of abstaining votes is 41,324,925.*

The results of the vote by ballot papers on Item 2:

- *number of affirmative votes is 31,312,603,906;*
- *number of negative votes is 1,216,750;*
- *number of abstaining votes is 41,331,750.*

The results of the vote by ballot papers on Item 3:

- *number of affirmative votes is 31,353,968,821;*
- *number of negative votes is 135,965;*
- *number of abstaining votes is 383,170.*

The results of the cumulative vote by ballot papers on Item 4:

- *number of affirmative votes is 280,856,569,899;*

The candidates to the Board of Directors received the votes as follows:

No.	Last Name, First Name, Middle Name	Number of votes cast for the candidate
1.	Ananiev Sergei Alekseevich	31,012,116,316
2.	Bogdanov Vladimir Leonidovich	32,615,521,582
3.	Bulanov Alexander Nikolaevich	30,992,891,694
4.	Gorbunov Igor Nikolaevich	30,963,593,545
5.	Druchinin Vladislav Egorovich	30,950,338,472
6.	Egorov Oleg Yuryevich	412,581,412
7.	Erokhin Vladimir Petrovich	30,950,625,730
8.	Matveev Nikolai Ivanovich	30,984,805,527

9.	*Medvedev Nikolai Yakovlevich*	*31,025,613,248*
10.	*Rezyapov Alexander Filippovich*	*30,948,482,373*

- number of negative votes is 9,740,325;
- number of abstaining votes is 23,475,758.

The results of the vote by ballot papers on Item 5 (excluding the votes belonging to the members of the Board of Directors):
5.1. As to the candidacy of Komarova Valentina Panteleevna:
- number of affirmative votes is 31,175,729,157;
- number of negative votes is 1,196,160;
- number of abstaining votes is 3,239,512;

5.2. As to the candidacy of: Oleynik Tamara Fedorovna
- number of affirmative votes is 31,175,444,512;
- number of negative votes is 1,273,160;
- number of abstaining votes is 3,253,012;

5.3. As to the candidacy of: Pozdnyakova Vera Aleksandrovna
- number of affirmative votes is 31,175,112,867;
- number of negative votes is 1,336,735;
- number of abstaining votes is 3,404,432.

The results of the vote by ballot papers on Item 6:
- number of affirmative votes is 31,353,702,317;
- number of negative votes is 1,586,002;
- number of abstaining votes is 936,150.

The results of the vote by ballot papers on Item 7:
- number of affirmative votes is 31,049,965,534;
- number of negative votes is 279,054,039;
- number of abstaining votes is 23,852,128.

2.6. Wording of the resolutions adopted by the general meeting:
As to Item 1, the following resolution is adopted:
"To approve the annual report of OJSC "Surgutneftegas" for 2007".

As to Item 2, the following resolution is adopted:
"To approve annual accounting records of OJSC "Surgutneftegas", including the profit and loss account for 2007".

As to Item 3, the following resolution is adopted:
"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2007. To declare dividend payment for 2007: a preferred share of

OJSC "Surgutneftegas" – RUR 0.82, an ordinary share of OJSC "Surgutneftegas" – RUR 0.6; dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced is May 15, 2008. The date when dividend payment is terminated is June 30, 2008."

As to Item 4, the following resolution is adopted:
"Elect the following Board of Directors:

1. ***Ananiev Sergei Alekseevich***
2. ***Bogdanov Vladimir Leonidovich***
3. ***Bulanov Alexander Nikolaevich***
4. ***Gorbunov Igor Nikolaevich***
5. ***Druchinin Vladislav Egorovich***
6. ***Erokhin Vladimir Petrovich***
7. ***Matveev Nikolai Ivanovich***
8. ***Medvedev Nikolai Yakovlevich***
9. ***Rezyapov Alexander Filippovich***

As to Item 5, the following resolution is adopted:
"To elect the following Auditing Committee of OJSC "Surgutneftegas":

1. ***Komarova Valentina Panteleevna***
2. ***Oleynik Tamara Fedorovna***
3. ***Pozdnyakova Vera Aleksandrovna***

As to Item 6, the following resolution is adopted:
"To approve Limited Liability Company "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2008".

As to Item 7, the following resolution is adopted:
"To approve transactions which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated parties in the course of general business activity of OJSC "Surgutneftegas", provided that the above-mentioned transactions comply with the following requirements:

the transaction is aimed at performing the types of activities stipulated by the Charter of the OJSC "Surgutneftegas", and the amount of transaction is within the amount of the transaction the individual executive body of OJSC "Surgutneftegas" is entitled to perform in compliance with the Federal Law "On Joint Stock Companies".

This resolution remains valid till the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2008".

2.7. Date when the minutes of the general meeting were drawn: ***May 04, 2008.***

3. Signature		
3.1. ***Director General*** ***OJSC "Surgutneftegas"***	____________________	***Vladimir L. Bogdanov***
3.2. Date May 04, 2008	Stamp	

END